Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Doug Parker on Bloomberg TV Transcript

4 March 2013

ADAM JOHNSON: A deal that will change the landscape of the airline industry forever. Three weeks ago, US Airways CEO Doug Parker announced the merger with bankrupt American Airlines. And this morning I sat down again - once again with Doug to talk about what it’s like to create the world’s largest airline. I asked him how consolidation is going to affect the consumer once these companies finally come together.

DOUG PARKER: They’re going to see the chance to fly to so many more places on American Airlines than they can today, or on - or they could today on US Airways. So the entire world is now open to customers of both airlines and it didn’t exist before. So that did exist on a couple of other larger airlines and they were - they were using that to - to do a good job of taking away share from the rest of us. This allows us to go compete with those two - those two large airlines, United and Delta, in a way that will create a third large competitor for those carriers. So it’s great for consumers.

JOHNSON: I went on Orbitz this morning and I find that if I want to fly from here to Charlotte and back there are four different airlines, and it’s like $469 to $480 across all four. So if it’s that tight, if it’s already that competitive, how do you make it more competitive? How do you make it better for consumers?

PARKER: Because there are a lot of places you can’t get to on either airline and the fares aren’t at those - aren’t necessarily that competitive. And we’ll add a third alternative. There are largely smaller markets -

JOHNSON: Like can you give me an example?

PARKER: Sure. Augusta, Georgia. American doesn’t fly to Augusta. US Airways does. There - there are, I don’t know, 60, 70 cities that American flies to that US Airways doesn’t. So we’ll be able to take people now to Augusta on American Airlines, and you couldn’t do that before. And like I say, there are hundreds of cities like that on both networks where either one of us flew to it or the other but both of us didn’t.

JOHNSON: So 6,700 routes roughly if you look at the tough combined together. Only - only 12 overlapping nonstops. So given the footprints are so different, how do you leverage it by just - by - by doing more than just saying, well, now you can go to more places?

PARKER: Well, that it is. The reality is -

JOHNSON: Is that - is that the whole story?

PARKER: It’s the primary part of the story. The reality is you take these two networks that are so complementary, put them together, and you create for both independent units that never could have existed before online. So that’s the primary source of the value. There are other - once you do that of course, you can create more value by now going to corporate customers, for example, and saying look, we want your business back. We’ve lost over it. One of the airlines over time has lost that business to one of these larger airlines that can take you to all those places. So now we can - now we can be competitive in those - to those accounts.

JOHNSON: So are you going to go more head to head, be able to compete in effect more effectively? Do you think consumers will see lower airfares as a result of that - that choice to be competitive, go head to head with the big guys?

PARKER: Airfare is in particular had to predict, of course. There are all sorts of things that affect airfares. Well one of the things - well certainly what affects pricing in any - in any business is supply and demand. And the reality is here we’re taking two airlines, putting them together and not taking out supply. We’re putting the two networks together and creating one that’s as big as the two independently and has a platform for more growth.

So there’s nothing in here that - and again, creating a third large competitor to two very large competitors now. So while - while it’s not possible for me to tell you fares are going to go up or down, because that’s going to independent of what happens in this merger, what I do know is this merger won’t cause prices to go up or down because of the - because of the merger itself. The merger will create a third good competitor to two airlines that are right now - don’t have as much competition as they will once we get this done.

JOHNSON: So you’re going to have competition for the economy seat. Obviously you’re going head to head with other guys trying to fill seats. The business travel though, that front end of the plane’s real expensive. So is that where the money is?

PARKER: We like all of our customers. They’re all important. Certainly business travels are a huge part of the airline business and the ability to be profitable. And American Airlines has done a really nice job over time of - of attracting more than its share of high-end customers, and we’re going to maintain that focus. And again, much of what business customers want is the ability to get anywhere they can whenever they want.

JOHNSON: And is that why you’ve said you’re going to keep all six hubs, three and three? That’s a lot of hubs.

PARKER: Yeah, but if you look at where they are on the map, they fit together perfectly. Very strong East Coast focus at US Airways where American had a hole, and we fill that hole in very nicely. So yeah, the hubs all make sense.

JOHNSON: I’ve spoken with a number of different American employees, from baggage handlers to captains to flight attendants, and they told me that with regards to management at American, it was always them versus us. That’s a tough legacy to deal with. How are you going to try to get through that?

PARKER: We - again, not knowing so much about what’s happened in the past at American, what I - what I can tell you is what - the way we like to interact with our employees. And what that it is just communicating a lot. We do it at US Airways. I think it’s been - it helps me tremendously to do my job. I spent more than half of my time out talking to employees and listening to them and learning from them about what they’re doing, and that’s what we’ll do here. I think it makes a big difference.

For the most part I’m certain at American, like as at US Airways, there are people out there doing fantastic jobs and all they want to do is that what they are doing is - is respected and that they have the tools they need to do their jobs. They know how to do their jobs. Management’s job is just to give them what they need to go do it and to make sure they understand what that role is in their company and where their company is headed. And we can do those things. And I think as we do those things, this airline’s going to be a force to be reckoned with.

JOHNSON: What’s your perception of - of - of personalities of the two different companies?

PARKER: Well look, I started at American. I know American’s system well. It’s - it’s an airline that is a fantastic brand. Management team that is outstanding. I was hired there, so I always -

JOHNSON: It’s where you met your wife.

PARKER: - I always thought - that’s where I met my wife. I always thought we hired the best people there. And I’ve been - I was there last week talking to a number of the people there. And what I’ve found is a fantastic group of management people that are excited and ready to go. So we’ve got a great opportunity here to take two cultures, put them together and create one that’s even better with the best management team in the business. And we’re excited about that.

JOHNSON: So this merger effectively completes the cycle of consolidation, right? All the big guys, all the legacy carriers have now merged. So what happens next? Is it cross-border deals? Is it you going out and buying a smaller airline? What do you think happens?

PARKER: Well, we need to get through this one first. And what I think is we’ve done a really nice job now of getting the industry to be where it’s intensively competitive, but also can compete with the rest of the world. And right now we - we don’t do that very well. Other countries do a better job of having policies for their - for their national airlines and their national airlines system that allow them to - allow them an advantage to compete with us. We need to do some work now as an industry -

JOHNSON: Like what?

PARKER: Like subsidizing airlines. I’m not suggesting we do that, but we are - there’s - some of what our government does actually, through import-export financing for example, provides subsidies to other airlines on Boeing aircraft that we don’t get. Examples like that. None of - that issue is not one per se that is one that is particularly troubling, but there are issues like that where we just don’t have in this - in our government the kind of support that we think this industry needs. And we spent the last -

JOHNSON: Is that the administration or is that something structural about the US?

PARKER: It’s the history. And we’ve done it to ourselves, frankly. We’ve spent so much time as an industry fighting each other and fighting each other in Washington that we hadn’t had a cohesive strategy to go talk about the value of the industry. We’re doing a much better job now. That’s actually one of the things consolidation does. When there are - when there are fewer of us trying to fight over the same customers and - and now actually have an industry that is intensively competitive but also is one that has fewer players in the industry, we do a better job of being one unit in talking in Washington, which we are allowed to do, and that’ll help.

And I think what you’ll see is an industry that has - that has one voice that is - that is talking to our elected officials about the value of this business and how we don’t need to be taxed as highly as we are, how we do need to have the ability to flow to more places more easily, how we do need to make it easier for customers to do that. And we have - we haven’t spoken with one voice in the past, and that hurts you in Washington.

JOHNSON: So 10 years from now you think the industry will be stronger?

PARKER: Yeah, absolutely. I think - I think it’s stronger now than it was 10 years ago, and I think 10 years from now it’ll certainly be stronger. It’s - it better be. This isn’t - this isn’t an industry that’s ever been able to meet its returns on capital. Investors are demanding that and we need to go do it. I think - I think we have the structure now to go do that and to have a very competitive industry, but one that can also - that can provide returns to investors that we haven’t been able to do in the past, and we’re committed to doing that.

JOHNSON: And 10 years from now you’ll be 61, still pretty young. Where do you think you’ll be?

PARKER: I have no idea. Probably talking to you.

JOHNSON: That’s a deal.

PARKER: Great.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.